[LETTERHEAD OF GOLDMAN SACHS ASSET MANAGEMENT, L.P.]
February 19, 2009
VIA EDGAR
Keith O’Connell, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldman Sachs Trust Request for Withdrawal of Post-Effective Amendments File Nos. 33-17619 and 811-05349
Dear Mr. O’Connell:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post Effective
Amendment Number	Date Filed	Submission Type	Accession Number
207	9/12/2008	485APOS	0000950123-08-010964
208	11/25/2008	485BXT	0000950123-08-016330
209	12/22/2008	485BXT	0000950123-08-018119
215	1/23/2009	485BXT	0000950123-09-001134
These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs Next 11 Plus Fund. No securities were sold in connection with these Post-Effective Amendments and the Trust has determined that it has no plans to proceed with the offering of this series at this time.
Should you have any questions or comments, please contact me at (212) 902-0860.
Sincerely,
/s/ Patricia Meyer
Patricia Meyer
Assistant Secretary